(As filed with the Securities and Exchange Commission on September 14, 2001)

                                                              File No. 70-[____]

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             APPLICATION-DECLARATION
                                       ON
                                    FORM U-1

                                    UNDER THE

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                   -------------------------------------------

                               AMEREN CORPORATION
                     UNION ELECTRIC DEVELOPMENT CORPORATION
                            CIPSCO INVESTMENT COMPANY
                              1901 Chouteau Avenue
                            St. Louis, Missouri 63103

                  (Names of companies filing this statement and
                    addresses of principal executive offices)

                   ------------------------------------------

                               AMEREN CORPORATION
                              1901 Chouteau Avenue
                            St. Louis, Missouri 63103

                    (Name of top registered holding company,
                     parent of each applicant or declarant)

                   -------------------------------------------

                               Steven R. Sullivan
                       Vice President and General Counsel
                             Ameren Services Company
                              1901 Chouteau Avenue
                            St. Louis, Missouri 63103

                     (Name and address of agent for service)

                   -------------------------------------------

      The Commission is requested to send copies of all notices, orders and other communications in connection with this Application-Declaration to:

     Ronald S. Gieseke, Esq.                   William T. Baker, Jr., Esq.
     Ameren Services Company                    Thelen Reid & Priest LLP
       1901 Chouteau Avenue                  40 West 57th Street, Suite 2500
     St. Louis, Missouri 63103                   New York, New York 10019


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ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION.
          -----------------------------------

     1.1  Introduction. Ameren Corporation ("Ameren"), a registered holding
          ------------
company, owns all of the outstanding common stock of Union Electric Company ("Union Electric") and Central Illinois Public Service Company ("CIPS"). Together, Union Electric and CIPS serve approximately 1.5 million electric and 300,000 retail gas customers in portions of Missouri and Illinois, including St. Louis. Ameren hereby requests authorization pursuant to Section 9(c)(3) of the Public Utility Holding Company Act of 1935, as amended (the "Act") to invest through subsidiaries in one or more low-income housing projects that qualify or will qualify for tax credits under Section 42 of the Internal Revenue Code ("Code") and historic building or other qualified rehabilitation projects that qualify or will qualify for tax credits under Section 47 of the Code (collectively, "Tax Credit Projects").

     In its order approving the combination of Union Electric and CIPS to form Ameren,1 the Commission authorized Ameren to retain investments held by Union Electric Development Corporation ("UEDC"), a wholly owned non-utility subsidiary of Union Electric, and CIPSCO Investment Company ("CIC"), a direct non-utility subsidiary of Ameren, in low income housing properties that qualify for Low Income Housing Tax Credits ("LIHTC") under Section 42 of the Code. As of December 31, 2000, Ameren, through UEDC and CIC, held passive investments totaling $6,923,708 in various separate limited partnerships or limited liability companies (LLCs) that own and manage low-income housing properties.2 These investments were made, or committed to, over a period of years since 1988. Neither Ameren nor any of its subsidiaries participates actively in the development, management, or operation of these properties. In each case, responsibility for the day-to-day management of these ventures resides in the general partner or managing member of the venture (in the case of LLCs) or in an independent management company.

     Attached hereto as Exhibit H is a list of the low-income housing projects currently held by UEDC and CIC, and the aggregate investment in such projects as of December 31, 2000. Certain of the projects listed also qualify for historic building rehabilitation credits.

     1.2  Proposal to Invest in Additional Projects. Ameren, through UEDC and
          -----------------------------------------
CIC, or one or more other non-utility subsidiaries formed specifically for such purpose,3 requests authority to invest up to $125 million in total from time to time through December 31, 2006 in existing or new low-income housing


-------------------

1    See Ameren Corporation, Holding Co. Act Release No. 26809 (Dec. 30, 1997).
     --- ------------------

2 These investments are held through the St. Louis Equity Fund and the Illinois Equity Fund.

3 The Commission has previously authorized Ameren and its non-utility subsidiaries to organize and acquire the equity securities of one or more intermediate subsidiaries formed exclusively for the purpose of acquiring, holding and/or financing the acquisition of other exempt or non-exempt non-utility subsidiaries. See Ameren Corporation, et al., Holding Co. Act
                               --- --------------------------
     Release No. 27053 (July 23, 1999).


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


projects, historic building or other qualified rehabilitated building projects, and/or "brownfield remediation" projects (collectively, "Tax Credit Projects") that qualify or are expected to qualify for the Federal and/or State tax credits. As in the past, Ameren does not expect to take any active role in the development, management or operation of any Tax Credit Project and will not acquire any interest in any venture holding a Tax Credit Project if, as a result thereof, such venture would become an "affiliate" of Ameren.

     Ameren and its subsidiaries will continue to undertake appropriate due diligence activities in connection with such investments and manage such investments in order to protect the tax credits that each Tax Credit Project is entitled to and to assure that the physical properties are properly maintained. These activities will include reviewing and analyzing financial statements generated by the general partners, managing member or third-party property manager against the approved budget for the investments and conducting due diligence assessments to determine that the properties remain in compliance with the provisions of all applicable Federal and State regulations. Investment management in this context may also include on-site inspections to determine that the physical structures and grounds are maintained as quality affordable housing.

     In general, a separate limited partnership or manager-managed LLC would be established for each new qualifying Tax Credit Project. This structure will allow for financing each Tax Credit Project on a stand-alone basis under the control of an unaffiliated third party, insulate each investment property from any liabilities that may arise in connection with the development or management of any other Tax Credit Project, and facilitate compliance with the requirements of Sections 42 of the Code (as applicable to low income housing properties) and
Section 47 of the Code (as applicable to certified historic structures and other qualified rehabilitated buildings).

     Opportunities to invest in a specific Tax Credit Project, directly or through investments in syndicated funds, are evaluated by the Ameren's Treasury Department in conjunction with the Tax Department on a case-by-case basis. The financial analysis considers the future cash flows related to the capital contribution made and the expected tax credits that will be earned by the partnership or LLC over the term of the investment. Since each investment is analyzed on a case-by-case basis, this economic analysis is modified to account for differing assumptions.

     As described above, this Application-Declaration does not seek approval to invest in any specific partnership or LLC, but rather seeks general approval for the investment of up to $125 million in total in Tax Credit Projects during the period through December 31, 2006. The requested amount of investment authority is consistent with Ameren's 5-year forecast as shown on Exhibit I.

     1.3  Description LIHTC Program. The LIHTC program has provided Ameren (and
          -------------------------
Union Electric and CIPSCO Inc. before the formation of Ameren) a major incentive to invest in low-income housing projects by generating a stream of tax credits that reduce Ameren's federal and state income tax liability. Generally, the owner of a qualified LIHTC property must agree to rent the units to persons with sufficiently low incomes as defined in Section 42 of the Code for at least fifteen years. In this way, the LIHTC program has resulted in the creation of a substantial amount of affordable housing. Ameren believes that there is a continuing need for affordable housing, in both Missouri and Illinois, as well as in other regions of the country, and thus seeks authorization to make


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


additional investments in LIHTC properties. Each state has an annual allocation of federal tax credits under Section 42 of the Code in the amount of $1.25 per capita. Tax credits are allocated annually in a competitive process, so there is no way to predict which housing projects will be awarded credits in any given year.

     Under the LIHTC program, equal annual tax credits are available over a ten-year period payable over eleven years, with the first and last years prorated. Under Section 42(h)(6)(A) of the Code, no credit is allowed for any taxable year unless an agreement between the housing project owner and the applicable state housing credit agency is in effect as of the end of such taxable year. Furthermore, pursuant to Sections 42(h)(6)(B)(i), 42(h)(6)(D) and 42(h)(6)(E)(ii) of the Code, such an agreement must prohibit any increase in gross rent for a period ending on the later of (a) the date specified by such agency in the agreement or (b) 15 years after the date when the building is placed in service. Thus, even though the flow of tax credits for an LIHTC property stops after ten years, the property remains subject to rent and income restrictions for at least fifteen years.

     Given these requirements of Section 42 of the Code and the limitations imposed by state housing credit agencies on LIHTC properties, Ameren may need to maintain its direct or indirect investment interest in each LIHTC project for a period up to 15 years to protect its investment in the property.

     1.4  Description of Historic Structures and Rehabilitated Buildings Tax
          ------------------------------------------------------------------
Credit Program. Likewise, Ameren has earned tax credits under Section 47 of the
--------------
Code through investments in "certified historic structures" (defined as structures that are either listed in the National Register or located in a registered historic district and certified by the Secretary of the Interior as being of historic significance), as well as other types of "qualified rehabilitated buildings" (which could include apartment and office buildings, factories, warehouses, etc.) that were first placed in service before 1936. This program was designed to rehabilitate and extend the usefulness of historic structures in order to preserve a sense of history and retain our architectural heritage and character (in the case of "certified historic structures") and to materially extend the useful life and/or significantly upgrade the usefulness of other types of buildings (in the case of "qualified rehabilitated buildings"). The tax credit is based on the qualified rehabilitation expenditures, as defined under the Code and regulations. It is equal to 20% in the case of "certified historic structures" and 10% in the case of other rehabilitated buildings. These credits are subject to possible recapture if the rehabilitated property is transferred before five years after it is placed in service. In addition to the federal tax credits, Ameren may also qualify for tax credits that are available under state law (including in Missouri) with respect to investments in historic building rehabilitation projects.

     1.5  Description of "Brownfield" Environmental Remediation Tax Credit
          ----------------------------------------------------------------
Program. Ameren also may obtain state income tax credits under Section 447 of
-------
the Missouri State Tax Code through qualified investments in so-called "brownfield" sites that require environmental remediation in order to extend the useful life of a business property. The tax credit is based on a combination of qualified expenditures for environmental remediation and job creation by the businesses that occupy the renovated properties, as defined in the tax regulations. The credit is equal to 2.1% of the qualified investment in purchased or leased real estate or purchased or leased equipment per year, and


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


is cumulative. Ameren requests authority to make passive investments in projects qualifying for these tax credits in Missouri or similar credits that may be available from time to time under the laws of other states in which Ameren or its subsidiaries have a state income tax liability.

ITEM 2.   FEES, COMMISSIONS AND EXPENSES.
          ------------------------------

     The estimated fees, commissions and expenses incurred or to be incurred in connection with filing this Application-Declaration will not exceed $10,000. Transactional costs incurred in connection with making any particular investment authorized herein will vary depending upon, among other things, the size and complexity of any particular transaction. In general, these costs would be incurred primarily in connection with performing due diligence and investigation and negotiating the transactional documents to which UEDC, CIC or other Ameren subsidiary would become a party.

ITEM 3.   APPLICABLE STATUTORY PROVISIONS.
          -------------------------------

     In this Application-Declaration, Ameren is seeking authorization pursuant to Section 9(c)(3) of the Act to invest, through UEDC, CIC or one or more subsidiaries formed specifically for such purpose, in additional Tax Credit Projects through the acquisition of interests in limited partnerships and manager-managed LLCs from time to time through December 31, 2006. These investments will be substantially identical to those in which Ameren already holds an interest. Most importantly, Ameren is not seeking authorization to change its current role as a passive investor in such projects. Ameren's activities would be limited to managing its investments in Tax Credit Projects, review and analysis of the financial statements generated by third-party property management firms, and the conduct of due diligence in order to ensure that Tax Credit Projects remain eligible for the tax credits.

     As indicated, under the 1997 merger order, as recently modified,4 the Commission allowed Ameren to retain the existing investments of UEDC and CIC in LIHTC properties. Other new registered holding companies have also been authorized to retain preexisting passive investments in LIHTC properties, as well as historic structures and other rehabilitated buildings that qualify for tax credit projects. See e.g., WPL Holdings, Inc., Holding Co. Act Release
                     --------  ------------------
No. 26856 (Apr. 14, 1998); Exelon Corporation, Holding Co. Act Release No. 27256
                           ------------------
(Oct. 19, 2000); and CP&L Energy, Inc., Holding Co. Act Release No. 27284
                     -----------------
(Nov. 27, 2000). In Exelon Corp., the Commission stated that such interests are
                    ------------
retainable if they are "passive," are made for the purpose of obtaining the tax credits, and are "self-liquidating," i.e., the assets wind down as the tax
                                     ----
credits expire. The Commission has also authorized, on a programmatic basis similar to that proposed in this Application-Declaration, new investments of this type by registered holding companies, subject, generally, to the limitation that no affiliation is created between a holding company and any venture owning or operating a Tax Credit Project. See e.g., Georgia Power Company, Holding Co.
                                   --------  ---------------------
Act Release No. 26220 (Jan. 24, 1995); and Alliant Energy Corporation, et al.,
                                           ----------------------------------


------------------------
4 In the 1997 merger order, the Commission directed Ameren to sell or reduce its ownership in certain LIHTC properties held through investments in manager-managed LLCs to below 5%. The Commission subsequently eliminated this requirement. See Ameren Corporation, Holding Co. Act Release No. 27421
                       --- ------------------
     (June 27, 2001).


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


Holding Co. Act Release No. 27060 (Aug. 13, 1999) and Holding Co. Act Release No. 27418 (June 11, 2001) (eliminating service territory restriction contained in prior order).

     3.2  Rule 54 Analysis. Rule 54 provides that the Commission shall not
          ----------------
consider the effect of the capitalization or earnings of any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), as defined in Sections 32 and 33, respectively, in which a registered holding company holds an interest in determining whether to approve any transaction unrelated to any EWG or FUCO if the requirements of Rule 53 (a), (b) and (c) are satisfied. These standards are met.

     Rule 53(a)(1):  Ameren's "aggregate investment" (as defined in
Rule 53(a)(1)) in EWGs is currently $430,981,000, or approximately 26.7% of Ameren's "consolidated retained earnings" (also as defined in Rule 53(a)(1)) for the four quarters ended June 30, 2001 ($1,616,777,000). Ameren does not currently hold an interest in any FUCO.

     Rule 53(a)(2): Ameren will maintain books and records enabling it to identify investments in and earnings from each such EWG and FUCO in which it directly or indirectly acquires and holds an interest. Ameren will cause each domestic EWG in which it acquires and holds an interest, and each foreign EWG and FUCO that is a majority-owned subsidiary, to maintain its books and records and prepare its financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"). All of such books and records and financial statements will be made available to the Commission, in English, upon request.

     Rule 53(a)(3): No more than 2% of the employees of Ameren's domestic public utility subsidiaries will, at any one time, directly or indirectly, render services to EWGs and FUCOs.

     Rule 53(a)(4): Ameren will submit a copy of each Application or Declaration, and each amendment thereto, relating to any EWG or FUCO, and will submit copies of any Rule 24 certificates required thereunder, as well as a copy of the relevant portions of Ameren's Form U5S, to each of the public service commissions having jurisdiction over the retail rates of Ameren's domestic public utility subsidiaries.

     In addition, Ameren states that the provisions of Rule 53(a) are not made inapplicable to the authorization herein requested by reason of the occurrence or continuance of any of the circumstances specified in Rule 53(b). Rule 53 (c) is inapplicable by its terms.

ITEM 4.   REGULATORY APPROVAL.
          -------------------

     No state commission and no federal commission, other than this Commission, will have jurisdiction over the transactions proposed herein.

ITEM 5.   PROCEDURE.
          ---------

     The applicants request that the Commission issue a notice under Rule 23 with respect to the filing of this Application-Declaration as soon as practicable. It is further requested that the Commission issue an appropriate order granting and permitting this Application-Declaration to become effective as soon as practicable following the end of the required notice period, and that


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


there should be no thirty-day waiting period between the issuance and the effective date of any order issued by the Commission in this matter.

     The applicants hereby waive a recommended decision by a hearing officer or other responsible officer of the Commission and hereby consent that the Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter, unless said Division opposes the matters proposed herein.

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS.
          ---------------------------------

          (a)  Exhibits.
               --------

               A    -    None.

               B    -    None.

               C    -    None.

               D    -    None.

               E    -    None.

               F    -    Opinion of Counsel. (To be filed by amendment).

               G    -    Form of Federal Register Notice.

               H    -    List of Ameren's Current LIHTC Investments.

               I    -    Tax Credit Pro Forma. (Filed confidentially pursuant
                         to Rule 104).

          (b)  Financial Statements.
               --------------------

               FS-1 -    Ameren Consolidated Balance Sheet as of
                         December 31, 2000, and Consolidated Statements of Income and Consolidated Condensed Statement of Cash Flows for the year ended December 31, 2000 (Incorporated by reference to Ameren Form 10-K for the period ended December 31, 2000) (File No. 1-14756).

               FS-2 - Ameren Consolidated Balance Sheet as of June 30, 2001, and Consolidated Statements of Income and Consolidated Condensed Statement of Cash Flows for the period ended June 30, 2001 (Incorporated by reference to Ameren Form 10-Q for the period ended June 30, 2001
                         (File No. 1-14756).


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                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Application-Declaration to be signed on its behalf by the undersigned thereunto duly authorized.


                                        AMEREN CORPORATION
                                        UNION ELECTRIC DEVELOPMENT CORPORATION


                                        By: /s/ Steven R. Sullivan
                                                -------------------------------
                                        Name:   Steven R. Sullivan
                                        Title:  Vice President, General Counsel
                                                and Secretary


                                        CIPSCO INVESTMENT COMPANY


                                        By: /s/ Steven R. Sullivan
                                                -------------------------------
                                        Name:   Steven R. Sullivan
                                        Title:  Secretary

Date:  September 14, 2001


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